Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax    :+91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

28 July 2017

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange

Dear Sir/Madam,

Ref.: Scrip Code: 500124 (BSE), DRREDDY (NSE), RDY(NYSE)

Sub.: Outcome of 33rd Annual General Meeting & Voting results.

This is with reference to our earlier letter dated 5 July 2017 regarding the 33rd Annual General Meeting (AGM) of the Company held today i.e. 28 July 2017.

In accordance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), this is to inform you that the Members of the Company transacted the business as stated in the Notice of 33rd AGM, dated 12 May 2017.

SI. no.	Description	Particulars
A	Date of AGM	28 July 2017
B	Total no. of shareholders on record (cut-off) date (21 July 2017)	127,219
C	No. of shareholders present in meeting either in person or through proxy	158
D	Shareholders	Present in person and proxy	Equity Shares	% to capital
	Promoter & Promoter group	11	4,43,98,828	26.78
	Public	147	2,75,82,930	16.63
	Total	158	7,19,81,758	43.41
E	No. of shareholders attended the meeting through video conferencing: Promoter & Promoter group: Not applicable Public: Not applicable

The agenda-wise disclosure of voting details is enclosed as Annexure-A. The Report of Scrutinizer on remote e-voting & voting at AGM (by electronic means) is enclosed as Annexure - B.

Further, pursuant to Regulation 30 of the Listing Regulations, summary of the 33rd AGM proceedings is enclosed as Annexure – C.

We would also like to inform you that Dr. Ashok S Ganguly, Independent Director of the Company has ceased to be a Director of the Company w. e. f. 28 July 2017 upon completion of his term.

This is for your information and records.

With regards,

Sandeep Poddar
Company Secretary
Encl: a/a

CC: National Securities Depositary Limited (NSDL)

Annexure - A

DR. REDDY’S LABORATORIES LIMITED - 33rd AGM VOTING RESULTS IN FORMAT UNDER REGULATION 44 OF

THE SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIRMENTS) REGULATIONS, 2015

Resolution no. 1

Ordinary Resolution-Adoption

of the financial statements

(standalone and consolidated)

of the Company for the year

ended 31 March 2017, including

audited Balance Sheet as at

31 March 2017 and the Statement

of Profit and Loss of the Company

for the year ended on that date

along with the reports of the

Board of Directors and

Auditors thereon.

	Consolidated (Remote e-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes -in favour (4)	No. of Votes against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	44398828	44398828	100.00	44398828	0	100.00	0.00
	Public - Institutional holders	105836720	77517169	73.24	77515324	1845	100.00	0.00
	Public - Others	15585165	172031	1.10	171492	539	99.69	0.31

	Total	165820713	122088028	73.63	122085644	2384	100.00	0.00

Resolution no. 2 Ordinary Resolution-Declaration of dividend on the equity shares for the financial year 2016-17.	Consolidated (Remote e-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes -in favour (4)	No. of Votes against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	44398828	44398828	100.00	44398828	0	100.00	0.00
	Public - Institutional holders	105836720	77591677	73.31	77588274	3403	100.00	0.00
	Public - Others	15585165	171758	1.10	171634	124	99.93	0.07

	Total	165820713	122162263	73.67	122158736	3527	100.00	0.00

Resolution no. 3 Ordinary Resolution- Re- appointment of Mr. G V Prasad (DIN:00057433), who retires by rotation, and being eligible offers himself for the re- appointment.	Consolidated (Remote e-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	44398828	44398828	100.00	44398828	0	100.00	0.00
	Public - Institutional holders	105836720	77583740	73.31	77332967	250773	99.68	0.32
	Public - Others	15585165	171831	1.10	169623	2208	98.72	1.28

	Total	165820713	122154399	73.67	121901418	252981	99.79	0.21

Resolution no. 4 Ordinary Resolution-Ratification of appointment of M/s. S R Batliboi & Associates LLP, Chartered Accountants as Statutory Auditors and fix their remuneration.	Consolidated (Remote e-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes -in favour (4)	No. of Votes against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	44398828	44398828	100.00	44398828	0	100.00	0.00
	Public - Institutional holders	105836720	77570696	73.29	77527701	42995	99.94	0.06
	Public-Others	15585165	171550	1.10	168254	3296	98.08	1.92

	Total	165820713	122141074	73.66	122094783	46291	99.96	0.04

Resolution no. 5 Ordinary Resolution- Re- appointment of Mr. K Satish Reddy (DIN: 00129701) as Whole-time Director designated as Chairman.	Consolidated (Remote e-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes -in favour (4)	No. of Votes against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	44398828	44398828	100.00	44398828	0	100.00	0.00
	Public - Institutional holders	105836720	77578142	73.30	77451447	126695	99.84	0.16
	Public-Others	15585165	171939	1.10	169321	2618	98.48	1.52

	Total	165820713	122148909	73.66	122019596	129313	99.89	0.11

Resolution no. 6 Ordinary Resolution-Ratification of remuneration payable to Cost Auditors, M/s. Sagar & Associates, Cost Accountants, for the financial year ending 31 March, 2018.	Consolidated (Remote e-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes -in favour (4)	No. of Votes against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	44398828	44398828	100.00	44398828	0	100.00	0.00
	Public - Institutional holders	105836720	77570408	73.29	77562084	8324	99.99	0.01
	Public-Others	15585165	171957	1.10	169088	2869	98.33	1.67

	Total	165820713	122141193	73.66	122130000	11193	99.99	0.01

Annexure - B

[Pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014

(as amended)]

To

The Chairman

Dr. Reddy’s Laboratories Limited

8-2-337, Road No.3, Banjara Hills

Hyderabad 500 035

33rd Annual General Meeting of the Members of Dr. Reddy’s Laboratories Limited held on Friday, July 28, 2017 at 9.30 IST at the Kaveri Ball Room, Hotel Trident, HITEC City, Madhapur, Hyderabad - 500 081, Telangana, India.

Dear Sir,

I, G Raghu Babu, Company Secretary in whole-time practice, Partner, R & A Associates, Company Secretaries, Hyderabad was appointed as Scrutinizer by the Board of Directors of the Dr. Reddy’s Laboratories Limited (Company) for the purpose of scrutinizing the remote e-voting and voting process for the 33rd Annual General Meeting (AGM) of the Company in fair and transparent manner pursuant to Section 108 of the Companies Act, 2013 (the Act) read with Rule 20 & 21 of the Companies (Management and Administration) Rules, 2014 (as amended) (the Rules) and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirement) Regulations, 2015 (Listing Regulations), on the resolutions contained in the Notice of the 33rd AGM of the members of the Company, held on Friday, 28 July 2017 at 9.30 AM IST and also for ascertaining the requisite majority for the resolutions proposed therein.

The management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules and Listing Regulations relating to remote e-voting and voting process for the resolutions contained in the Notice of the 33rd AGM of the members of the company. Our responsibility as a Scrutinizer is to ensure that remote e-voting and voting process is carried out in a fair and transparent manner and to make a consolidated scrutinizer’s report on remote e-voting and voting at the AGM venue. The Company has engaged the services of National Securities Depository Limited (NSDL) for voting by electronic means (both for remote e-voting and voting at the AGM venue).

In accordance with the Notice of the 33rd AGM sent to the members and the ‘Advertisement’ published pursuant to Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), the remote e-voting period was open from 9.00 AM IST on Monday, July 24, 2017 and was closed at 5.00 PM IST on Thursday, July 27, 2017.

The equity shareholders holding shares as on Friday, July 21, 2017, “cut off date”, were entitled to vote on the resolution stated in the Notice of the 33rd AGM of the Company.

The voting at the AGM venue was allowed with our assistance by using an electronic voting system, on the resolutions on which the voting is to be held. The said voting system was provided to all those members who were present at the AGM venue but have not cast their votes by availing the remote e-voting facility. As per the information provided by NSDL, the name of the shareholders who had voted through remote e-voting facility was blocked.

Continuation sheet

After the conclusion of the voting at the AGM venue, the votes cast thereat were downloaded from website of NSDL. Thereafter, the votes on remote e-voting were unblocked on Friday, July 28, 2017 at 11.42 AM IST, in the presence of two witnesses who were not employees of the Company and the e-voting results/list of equity shareholders who have voted for and against were downloaded from the e-voting website of NSDL.

The combined results of the remote e-voting and voting at the AGM venue are given as ‘Annexure-I’ to this report. Based on combined results, we report that, all the resolutions as per the Notice of the 33rd AGM of the Company stands passed with requisite majority.

The electronic data and all other relevant records relating to the remote e-voting and voting at the AGM venue are under my safe custody until the Chairman approves and sign the Minutes of the 33rd AGM and thereafter will be handed over to the Company Secretary of the Company for safe preservation.

Thanking you,

For R & A Associates

Place: Hyderabad Date: July 28, 2017	(G. Raghu Babu) Partner CP No. 2820

Dr. Reddy’s Laboratories Limited - 33rd Annual General Meeting held on held on Friday, 28 July 2017 at 9.30 AM at Kaveri Ball Room, Hotel Trident, HITEC City, Madhapur, Hyderabad - 500081
Combined Results (remote e-Voting and e-voting at AGM venue)								Annexure-I
Item number of Notice and type of resolution	Description	Mode of Voting	Total no. of votes cast	Votes in favour of the resolution		Votes against the resolution		Invalid Votes
				No’s	% age	No’s	% age	No’s	% age
1 - Ordinary Resolution	Receive, consider and adopt the financial statements (standalone and consolidated) of the Company for the year ended 31 March 2017, including the audited Balance Sheet as at 31 March 2017 and the Statement of Profit and Loss of the Company for the year ended on that date, along with the reports of the board of directors and auditors thereon.	remote e-voting	105,136,749	105,136,220	100.00	529	0.00	—	—
		e- voting at the AGM venue	16,951,279	16,949,424	99.99	1,855	0.01	—	—

		Total	122,088,028	122,085,644	100.00	2,384	0.00	—	—

2 - Ordinary Resolution	Declaration of dividend on the equity shares for the financial year 2016-17.	remote e-voting	105,190,196	105,190,082	100.00	114	0.00	—	—
		e- voting at the AGM venue	16,972,067	16,968,654	99.98	3,413	0.02	—	—

		Total	122,162,263	122,158,736	100.00	3,527	0.00	—	—

3 - Ordinary Resolution	Re-appointment of Mr. G V Prasad (DIN: 00057433) who retires by rotation and, being eligible, offers himself for the re-appointment	remote e-voting	105,190,269	105,119,338	99.93	70,931	0.07	—	—
		e- voting at the AGM venue	16,964,130	16,782,080	98.93	182,050	1.07	—	—

		Total	122,154,399	121,901,418	99.79	252,981	0.21	—	—

4 - Ordinary Resolution	Ratification of appointment of M/s. S R Batliboi & Associates LLP, Chartered Accountants, as statutory auditors and fix their remuneration	remote e-voting	105,189,988	105,156,414	99.97	33,574	0.03	—	—
		e- voting at the AGM venue	16,951,086	16,938,369	99.92	12,717	0.08	—	—

		Total	122,141,074	122,094,783	99.96	46,291	0.04	—	—

5 - Ordinary Resolution	Re-appointment of Mr. K Satish Reddy (DIN: 00129701) as Whole-time Director designated as Chairman	remote e-voting	105,189,877	105,120,783	99.93	69,094	0.07	—	—
		e- voting at the AGM venue	16,959,032	16,898,813	99.64	60,219	0.36	—	—

		Total	122,148,909	122,019,596	99.89	129,313	0.11	—	—

6 - Ordinary Resolution	Ratification of remuneration payable to Cost Auditors, M/s Sagar & Associates, Cost Accountants, for the financial year ending 31 March, 2018.	remote e-voting	105,190,395	105,187,569	100.00	2,826	0.00	—	—
		e- voting at the AGM venue	16,950,798	16,942,431	99.95	8.367	0.05	—	—

		Total	122,141,193	122,130,000	99.99	11,193	0.01	—	—

Annexurc - C

SUMMARY OF PROCEEDINGS OF THE 33rd ANNUAL GENERAL MEETING

The 33rd Annual General Meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (‘the Company’) was held on Friday, 28 July 2017 at 9.30 AM at Kaveri Ball Room, Hotel Trident, HITEC City, Madhapur, Hyderabad – 500081, India. The following Directors were present:

Directors Present:

1. Mr. K Satish Reddy	Chairman and Member
2. Mr. G V Prasad	Co-Chairman, Managing Director & CEO and Member
3. Mr. Anupam Puri	Independent Director and ADR holder
4. Mr. Bharat N Doshi	Independent Director and Member
5. Dr. Bruce L A Carter	Independent Director and ADR holder
6. Mr. Hans Peter Hasler	Independent Director
7. Ms. Kalpana Morparia	Independent Director and Member
8. Dr. Omkar Goswami	Independent Director and Member
9. Mr. Sridar Iyengar	Independent Director

In attendance

Mr. Saumen Chakraborty	President & Chief Financial Officer
Mr. Sandeep Poddar	Company Secretary
Mr. Kaustav Ghose	Representative of M/s. S R Batliboi & Associates LLP, Statutory Auditor
Mr. G Raghu Babu	Scrutinize, M/s. R & A Associates, Practising Company Secretaries

Members Present:

In person 150 representing 4,33,71,829 shares

By proxy 8 representing 2,86,09,929 shares

Pursuant to Article 70 of Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the Board took the chair and conducted the proceedings of the Meeting. The requisite quorum being present, the meeting was called to order. The Company Secretary read the Notice of the AGM and the Auditors’ Report. The Chairman delivered his speech and addressed the shareholders.

Mr. Anupam Puri, Independent Director chaired the meeting for agenda item nos. 3 and 5 of the Notice of the 33rd AGM, relating to re-appointment of Mr. G V Prasad, retiring by rotation and re-appointment of Mr. K Satish Reddy as Whole-time Director along with terms and conditions of his re-appointment, respectively.

The shareholders were informed that the copies of audited financial statements (both standalone and consolidated) for the year ended 31 March, 2017, Board’s and Auditor’s report had been posted/emailed as the case may be, to all the Members and that the original documents along with the statutory registers are available for inspection at the AGM venue. Members sought certain clarifications/information, which were appropriately responded to.

The shareholders were further informed that the Company had provided to the Members facility to cast their vote electronically, on all resolutions set forth in the Notice of the 33rd AGM. Members who were present at the AGM venue and had not cast their votes through remote e-voting were provided an opportunity to cast their votes at the meeting. It was further informed that there will be no voting by show of hands at the meeting.

The following items of business, as per the Notice of the 33rd AGM dated 12 May 2017 were transacted at the meeting:

1.

Adoption of audited Financial Statements (both Standalone and Consolidated Financial Statements) for the financial year ended March 31, 2017 and reports of the Board of Directors and the Auditors thereon (Ordinary Resolution).

2.	Declaration of Dividend for the financial year 2016-17 (Ordinary Resolution).

3.	Re-appointment of Mr. G V Prasad retiring by rotation, and being eligible, offered himself for the re-appointment (Ordinary Resolution).

4.	Ratification of appointment of M/s. S R Batliboi & Associates LLP, Chartered Accountants as Statutory Auditors and fix their remuneration (Ordinary Resolution).

5.	Re-appointment of Mr. K. Satish Reddy as Whole-time Director designated as Chairman along with the terms and conditions of his re-appointment. (Ordinary Resolution).

6.	Ratification of remuneration payable to Cost Auditors, M/s. Sagar & Associates, Cost Accountants, for the financial year ending 31 March 2018 (Ordinary Resolution).

The Chairman informed the shareholders that Mr. G Raghu Babu, Partner of M/s. R & A Associates, Practicing Company Secretaries, Hyderabad was appointed as the Scrutinizer for the remote e-voting and voting at the AGM venue in a fair and transparent manner and to report on the voting results for the items as per the notice of the 33rd AGM. The Chairman authorised the Company Secretary on behalf of the Board, to declare the results of voting. The scrutinizers’ report was received and accordingly all the resolutions as set out in the Notice of the 33rd AGM were declared as passed by requisite majority.

For Dr. Reddy’s Laboratories Ltd.

Sandeep Poddar Company Secretary